Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross upgraded to Baa2 Rating by Moody’s

Early redemption of $500 million in Senior Notes completed

(All dollar amounts are expressed in U.S. dollars, unless otherwise noted.)

Toronto, Ontario, December 4, 2025 – Kinross Gold Corporation (TSX: K; NYSE: KGC) (“Kinross”) announced today that Moody’s Investors Service (“Moody’s”) has upgraded the senior unsecured rating of Kinross to Baa2 from Baa3. The outlook has been changed to stable from positive.

In its announcement, Moody’s noted Kinross’ scale and production profile, low financial leverage and conservative financial policies as key factors driving the upgrade.

Further, on December 4, 2025, the Company repaid the entirety of its outstanding 4.50% Senior Notes (“Notes”), which have an aggregate principal amount of $500 million, ahead of their July 15, 2027, due date.

Including the early redemption of the 2027 Notes, Kinross has repaid approximately $700 million of its debt in 2025, in line with its commitment to balance sheet strength. Over fiscal years 2024 and 2025, Kinross has repaid $1.5 billion in debt including this early redemption.

After the Notes redemption, Kinross has $750 million aggregate principal amount of Senior Notes outstanding, with the next Senior Notes maturity date on July 15, 2033, for $500 million in aggregate principal amount.

“Kinross’ excellent financial position is driven by its consistent operating track record and disciplined cost management strategy,” said Andrea Freeborough, Chief Financial Officer. “The Moody’s upgrade underscores the strength of our investment-grade balance sheet, which stands at a net cash1 position of approximately $500 million as of September 30, 2025. Over the past two years, we have repaid $1.5 billion of debt, including $700 million in 2025, reflecting our disciplined approach to managing our business.”

About Kinross Gold Corporation

Kinross is a Canadian-based global senior gold mining company with operations and projects in the United States, Brazil, Mauritania, Chile and Canada. Our focus is on delivering value based on the core principles of responsible mining, operational excellence, disciplined growth, and balance sheet strength. Kinross maintains listings on the Toronto Stock Exchange (symbol: K) and the New York Stock Exchange (symbol: KGC).

1 Net cash is calculated as cash and cash equivalents of $1,721.7 million less long-term debt of $1,236.9 million as reported on Kinross’ interim condensed consolidated balance sheet as at September 30, 2025.

www.kinross.com

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

Media Contact

Samantha Sheffield

Director, Corporate Communications

phone: 416-365-3034

Samantha.Sheffield@Kinross.com

Investor Relations Contact

David Shaver

Senior Vice-President, Investor Relations & Communications

phone: 416-365-2854

InvestorRelations@Kinross.com

Source: Kinross Gold Corporation

p. 2 Kinross upgraded to Baa2 Rating by Moody’s	www.kinross.com